Mark C Lee
Tel 916.442.1111
Fax 916.448.1709
leema@gtlaw.com

May 10, 2010

Via EDGAR

Parker Morrill
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Re:	Edge Resources, Inc. (f/k/a Guildhall Minerals Ltd.) Registration Statement on From 20-F/A Filed April 7, 2010 File No. 0-52768

Dear Mr. Morrill:

On behalf of Edge Resources, Inc., a corporation organized under the laws of British Columbia, Canada (“Edge” or the “Company”), we are writing to respectfully request an extension to the May 11, 2010 deadline to respond to the comments in the letter from you dated April 27, 2010 relating to Edge’s Registration Statement on Form 20-F/A filed on April 7, 2010.  At this time, we believe that we should be able to respond to the Staff’s comments by May 28, 2010.  Should you have any questions, please contact me directly.

Sincerely, /s/ Mark C Lee Mark C Lee Shareholder

MCL

cc:	Chris Cooper Brad Nichol